SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            TTTTickets Holding Corp.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   89853R 10 1
                                 (CUSIP Number)

                           Mitchell S. Nussbaum, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                               New York, NY 10174

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 9, 2001
                       ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]


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



1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Hull Services, Inc.
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [    ]

         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)   WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization       British Virgin Islands
--------------------------------------------------------------------------------

Number of          7.   Sole Voting Power     8,920,000(1)
Shares Bene-                                  (representing 18,753,333(2) votes)
ficially Owned          --------------------------------------------------------
By Each
Reporting           8.  Shared Voting Power    -0-
Person With             --------------------------------------------------------

                   9.   Sole Dispositive Power 8,920,000(1)
                        --------------------------------------------------------

                  10.   Shared Dispositive Power  -0-
                        --------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         8,920,000(1)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)
         90% of Common Stock and 100% of Series A Preferred Stock
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
         CO
--------------------------------------------------------------------------------

1 Represents 7,920,000 shares of Common Stock, par value $.001, and 1,000,000 shares of Series A Preferred Sock, par value $.001.

2 Each share of Common Stock has one vote per share; the 1,000,000 shares of Series A Preferred Stock issued have voting rights equal to an aggregate of 52% of the total shares entitled to vote by both (i) the holders of all the then outstanding shares of Common Stock and (ii) the holders of all of the then outstanding shares of Series A Preferred Stock.


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


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Eliron Yaron
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [    ]

         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)   WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization       Israel
--------------------------------------------------------------------------------

Number of          7.   Sole Voting Power     8,920,000(1)
Shares Bene-                                 (representing 18,753,333(2) votes)
ficially Owned          --------------------------------------------------------
By Each
Reporting           8.  Shared Voting Power    -0-
Person With             --------------------------------------------------------

                   9.   Sole Dispositive Power 8,920,000(1)
                        --------------------------------------------------------

                  10.   Shared Dispositive Power  -0-
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         8,920,000(1)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)
         90% of Common Stock and 100% of Series A Preferred Stock
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------
1 Represents 7,920,000 shares of Common Stock, par value $.001, and 1,000,000 shares of Series A Preferred Sock, par value $.001.
2 Each share of Common Stock has one vote per share; the 1,000,000 shares of Series A Preferred Stock issued have voting rights equal to an aggregate of 52% of the total shares entitled to vote by both (i) the holders of all the then outstanding shares of Common Stock and (ii) the holders of all of the then outstanding shares of Series A Preferred Stock.


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


ITEM 1.   SECURITY AND ISSUER

      This statement relates to the purchase of the following shares (the "Shares") of TTTTickets Holding Corp., a Delaware corporation ("TTTTickets Holding"): 7,920,000 shares of common stock, par value $.001 per share (the "Common Stock") and 1,000,000 shares of series A preferred stock, par value $.001 per share (the "Preferred Stock"). The address of TTTTickets Holding's principal executive offices is 7 Tfuzot Israel, Givataim, Israel 53583.

ITEM 2.    IDENTITY AND BACKGROUND

      (a) This Schedule 13D is being filed by Hull Services, Inc. ("Hull").

      (b) Hull's address is c/o TTTTickets Holding 7 Tfuzot Israel, Givataim, Israel 53583.

      (c) Hull is a holding company that does not engage in business operations.

      (d) Since its inception in November 2000, Hull has not been convicted in a criminal proceeding.

      (e) Since its inception in November 2000, Hull has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Hull is a British Virgin Islands corporation.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On November 9, 2001, B-Park Communications, Inc., a Delaware corporation (the "Purchaser"), pursuant to a Stock Purchase Agreement dated November 9, 2001, acquired 9,000,000 shares of Common Stock of TTTTickets Holding. Pursuant to the terms and conditions of an Agreement of Merger dated November 9, 2001 (the "Agreement") among TTTTickets Holding, TTTTickets Acquisition ("TTTTickets Acquisition") and the Purchaser, TTTTickets Holding exchanged with the stockholders of the Purchaser (including Reporting Persons) 9,000,000 shares of Common Stock of TTTTickets Holding for one hundred percent (100%) of the issued and outstanding shares of common stock, par value $0.001 per share, of the Purchaser and the Purchaser merged with and into TTTTickets Acquisition, a wholly-owned subsidiary of TTTTickets Holding. Hull was issued the Preferred Stock at par value. In connection with the transactions contemplated by the Agreement, the Purchaser entered into a separate agreement with Halter Financial Group, Inc. ("HFG") that assisted in consummating the transactions contemplated by the Agreement. Pursuant to the agreement with HFG, the Purchaser paid an aggregate of $350,000 (the "Purchase Price") to acquire the Shares and as payment of fees to HFG. The Purchase Price was funded from the issuance of 8% Series SPA Senior Subordinated Convertible Redeemable Debenture (the "Debenture") by TTTTickets Holding to RCG, LLC, RIM CG, LLC and RIM Capital Holdings LLC (collectively, the


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

"Investors").

ITEM 4.     PURPOSE OF TRANSACTION

      The purpose of the exchange of the shares by TTTTickets Holding and the Purchaser was for the Purchaser to acquire control over TTTTickets Holding. Upon the consummation of the exchange of the shares, the Purchaser was merged with and into TTTTickets Acquisition.

      Simultaneously with the closing of the Agreement, the sole director of TTTTickets Holding resigned and Eliron Yaron was appointed as director and as President of TTTTickets Holding.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) Hull is a beneficial owner of the Preferred Stock. The Preferred Stock represents 100% of the shares of series A preferred stock issued and outstanding.

      (b) Hull has sole voting power and dispositive power over the Preferred Stock.

      (c) Hull has not effected any transactions in the Preferred Stock of TTTTickets Holding during the past 60 days, with the exception of the acquisition of the Preferred Stock disclosed in this Schedule 13D.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Under a certain Stock Pledge and Security Agreement dated as of November 9, 2001, by and between TTTTickets Holding and the Investors, the Shares have been pledged to the Investors pending full payment or conversion of the Debenture.




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




ITEM 1.   SECURITY AND ISSUER

      This statement relates to the purchase of the following shares (the "Shares") of TTTTickets Holding Corp., a Delaware corporation ("TTTTickets Holding"): 7,920,000 shares of common stock, par value $.001 per share (the "Common Stock") and 1,000,000 shares of series A preferred stock, par value $.001 per share (the "Preferred Stock"). The address of TTTTickets Holding's principal executive offices is 7 Tfuzot Israel, Givataim, Israel 53583.

ITEM 2.    IDENTITY AND BACKGROUND

      (a) This Schedule 13D is being filed by Eliron Yaron.

      (b) Mr. Yaron's address is c/o TTTTickets Holding 7 Tfuzot Israel, Givataim, Israel 53583.

      (c) Mr. Yaron is the sole shareholder of Hull Services, Inc. ("Hull"). Hull is a holding company that does not engage in business operations. Hull's address if 7 Tfuzot Israel, Givatim, Israel 53583.

      (d) During the last five years, Mr. Yaron has not been convicted in a criminal proceeding (excluding traffic violations or similar misdeamanors).

      (e) During the last five years, Mr. Yaron has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Yaron is a citizen of Israel.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On November 9, 2001, B-Park Communications, Inc., a Delaware corporation (the "Purchaser"), pursuant to a Stock Purchase Agreement dated November 9, 2001, acquired 9,000,000 shares of Common Stock of TTTTickets Holding. Pursuant to the terms and conditions of an Agreement of Merger dated November 9, 2001 (the "Agreement") among TTTTickets Holding, TTTTickets Acquisition ("TTTTickets Acquisition") and the Purchaser, TTTTickets Holding exchanged with the stockholders of the Purchaser (including Reporting Persons) 9,000,000 shares of Common Stock of TTTTickets Holding for one hundred percent (100%) of the issued and outstanding shares of common stock, par value $0.001 per share, of the Purchaser and the Purchaser merged with and into TTTTickets Acquisition, a wholly-owned subsidiary of TTTTickets Holding. Hull was issued the Preferred Stock at par value. In connection with the transactions contemplated by the Agreement, the Purchaser entered into a separate agreement with Halter Financial Group, Inc. ("HFG") that assisted in consummating the transactions contemplated by the Agreement. Pursuant to the agreement with HFG, the Purchaser paid an aggregate of $350,000 (the "Purchase Price") to acquire the Shares and as payment of fees to HFG. The Purchase Price was funded from the issuance of 8% Series SPA Senior Subordinated Convertible Redeemable Debenture (the "Debenture") by TTTTickets

Holding to RCG, LLC, RIM CG, LLC and RIM Capital Holdings LLC (collectively, the "Investors").

ITEM 4.     PURPOSE OF TRANSACTION

      The purpose of the exchange of the shares by TTTTickets Holding and the Purchaser was for the Purchaser to acquire control over TTTTickets Holding. Upon the consummation of the exchange of the shares, the Purchaser was merged with and into TTTTickets Acquisition.

      Simultaneously with the closing of the Agreement, the sole director of TTTTickets Holding resigned and Mr. Yaron was appointed as director and as President of TTTTickets Holding.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Yaron is a beneficial owner of the Preferred Stock. The Preferred Stock represents 100% of the shares of series A preferred stock issued and outstanding.

      (b) Mr. Yaron has sole voting power and dispositive power over the Preferred Stock.

      (c) Mr. Yaron has not effected any transactions in the Preferred Stock of TTTTickets Holding during the past 60 days, with the exception of the acquisition of the Preferred Stock disclosed in this Schedule 13D.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Under a certain Stock Pledge and Security Agreement dated as of November 9, 2001, by and between TTTTickets Holding and the Investors, the Shares have been pledged to the Investors pending full payment or conversion of the Debenture.




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




                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: November 19, 2001



                                    HULL SERVICES, INC.

                                    By:  /s/ Eliron Yaron
                                         ---------------------------------------
                                         Name:  Eliron Yaron
                                         Title: President



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




                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: November 19, 2001



                                         /s/ Eliron Yaron
                                         ---------------------------------------
                                         Eliron Yaron




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